UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 02, 2023, MorphoSys AG (the “Company”) published the press release “MorphoSys To Showcase Phase 3 MANIFEST-2 Data on Pelabresib in Myelofibrosis in Oral Presentation at 2023 ASH Annual Meeting”

Exhibits

99.1    MorphoSys To Showcase Phase 3 MANIFEST-2 Data on Pelabresib in Myelofibrosis in Oral Presentation at 2023 ASH Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: November 02, 2023    By:    /s/ i.A. Dr. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations

    By:    /s/ i.A. Thomas Biegi
        Name: Thomas Biegi
        Title:    Head of Corp. Affairs & Communications